SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

---

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

On September 9, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: ______________________
Yaron Sheinman
Chairman of the Board of Directors

Dated: September 11, 2002

Nexus/6k/forms

Exhibit 1

NEXUS
Telocation Systems Ltd.

Nexus Telocation Systems Ltd. Announces Second Quarter And Six Months Financial Results

Givatayim, Israel, September 9, 2002 – Nexus Telocation Systems Ltd. (OTCBB: NXUS) ("Nexus" or ""Company"), a leading provider of Location Based Services (LBS) and Automated Meter Reading (AMR), today announced its consolidated financial results for the second quarter and six months ended June 30, 2002.

Results are mainly affected by the continued delay in recognition of revenues derived from the previously announced contract with Invensys Metering Services LLC (LONDON: ISYS) ("IMServ") and Atlanta Gas and Light Company (NYSE: ATG) ("AGL"). The delay and the possible termination of the contract have already caused significant damages to the Company and may have a severe adverse affect on the business of Nexus.

Revenues for the second quarter of 2002 were $2.0 million, compared to $2.8 million in the first quarter of 2002 and $3.3 million during the second quarter of 2001. Net loss for the second quarter of 2002 was $(3.0) million, or $(0.27) per share, as compared to a net loss of $(915,000), or $(0.08) per share, for the first quarter of 2002, and a net loss of $(2.4) million, or $(0.22) per share, for the 2001 second quarter.

Gross profit for the second quarter of 2002 was $288,000, compared to $831,000 in the first quarter of 2002 and $391.000 in the second quarter of 2001. Gross profit attributable to the LBS business line, for the second quarter of 2002 was $720,000 as compared to $1.1 million reflecting stabilized gross margins and an increase as compared to $656,000 in the second quarter of 2001 mainly due to significant cost reduction efforts that were implemented over the last several quarters.

Operating expenses for the second quarter were $2.4 million, and $1.9 million excluding charge to doubtful debts, compared to $1.9 million in the first quarter of 2002 and $2.6 million or $2.4 million excluding charge to doubtful debts in the comparable quarter last year. Operating loss for the second quarter was approximately $(2.1) million compared to $(1.1) million in the first quarter of 2002 and $(2.3) million in the second quarter last year. In addition, a $680,000 write-off of investments was recorded in the second quarter.

Revenues for the first six months of 2002 were $4.8 million, compared to $6.5 million in the first six months of 2001. Net loss for the six months period was $(3.9) million or $(0.35) per share compared to $(2.9) million, or $(0.31) per share in the first six month of 2001. Gross profit for the six-month period was $1.1 million, compared to a gross profit of $1.0 million in the first six months of 2001. Operating expenses for the period were $4.3 million, a 12.6% decrease from $4.9 million in the first half of 2001. Operating loss for the first half of 2002 was $(3.2) million, as compared to an operating loss for the first half of 2001 of $(3.9) million.

In August 2002, IMServ notified NexusData Inc., a wholly owned subsidiary of Nexus, that AGL has furnished IMServ with a notice of termination of the agreement between IMServ and AGL dated July 27, 2001. The parties are in discussions as to the implications of this notice. The consequences of a termination of the agreement between NexusData Inc. and IMServ may have a severe adverse affect on the business of Nexus.

Mr. Shlomo Sadowsky, President and CEO of Nexus said: "We are facing a challenging business environment. On one hand we feel increasing demand for our LBS and AMR products, while on the other hand, current crisis drives us to mainly focus on restructuring and fund raising, which will enable us to exploit market opportunities."

"Clearly, the recent adverse developments in our relations with IMServ/AGL, has had a significant negative affect on our business. However, we estimate that since we are very close to entering into additional contracts in the US AMR market an investment in Nexus represents a great opportunity to potential investors and may secure our future.

1 KORAZIN ST. GIVATAYIM, 53583, ISRAEL
TEL: 972 3 5723111 FAX: 972 3 5719698

NEXUS

Telocation Systems Ltd.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security

services business is performed through business partners in Israel, Venezuela, Argentina, and Russia . NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automatic meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any evisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.: 011-972-3-572 3111
e-mail: RonenS@nexus.co.il

NEXUS
Telocation Systems Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2002	June 30, 2001	December 31, 2001
	Unaudited	Unaudited	Audited
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$ 156	$ 170	$ 1,002
Short-term deposits	115	943	160
Trade receivables	2,569	3,890	3,252
Other accounts receivable and prepaid expenses	1,181	1,437	1,198
Inventory	2,530	2,395	2,046
Total current assets	6,551	8,835	7,658
LONG-TERM INVESTMENTS:			
Investment in affiliate	2,014	2,824	2,763
Severance pay fund	645	486	583
	2,659	3,310	3,346
PROPERTY AND EQUIPMENT, NET	1,689	2,969	2,182
OTHER ASSETS, NET	268	335	302
	$ 11,167	$ 15,449	$ 13,488
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)			
CURRENT LIABILITIES:			
Short-term bank credit	$ 7,267	$ 2,311	$ 5,467
Trade payables	3,084	2,481	3,877
Other accounts payable and accrued expenses	2,304	2,773	3,451
Total current liabilities	12,655	7,565	12,795
LONG-TERM LIABILITIES:			
Accrued severance pay	1,062	822	957
Convertible debentures	1,010	-	-
	2,072	822	957
RECEIPTS ON ACCOUNT OF OPTIONS IN A SUBSIDIARY	3,375	3,375	3,375
MINORITY INTEREST	-	217	-
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	(6,935)	3,470	(3,639)
	$ 11,167	$ 15,449	$ 13,488

1 KORAZIN ST. GIVATAYIM, 53583, ISRAEL
TEL: 972 3 5723111 FAX: 972 3 5719698

NEXUS

Telocation Systems Ltd.

NEXUS TELOCATION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,	
	2002	2001	2002	2001
	Unaudited			
Revenues	$ 4,761	$ 6,512	$ 1,966	$ 3,329
Cost of revenues	3,642	5,500	1,678	2,938
Gross profit	1,119	1,012	288	391
Operating expenses:				
Research and development, net	1,349	1,583	639	803
Sales and marketing	1,088	1,365	494	749
General and administrative	1,354	1,587	766	817
Allowance for doubtful accounts	531	411	531	276
	4,322	4,946	2,430	2,645
Operating loss	(3,203)	(3,934)	(2,142)	(2,254)
Financial income (expenses), net	(64)	(80)	(210)	(125)
Other income (expenses)	(680)	1,056	(680)	(30)
Loss before minority interest in losses of subsidiary	(3,947)	(2,958)	(3,032)	(2,409)
Minority interest in losses of subsidiary	-	32	-	-
Net loss	$ (3,947)	$ (2,926)	$ (3,032)	$ (2,409)
Basic and diluted loss per share (in U.S. $)	$ (0.35)	$ (0.31)	$ (0.27)	$ (0.22)
Weighted average number of shares outstanding (in thousands)	11,289	9,434	11,289	10,833

1 KORAZIN ST. GIVATAYIM, 53583, ISRAEL
TEL: 972 3 5723111 FAX: 972 3 5719698